FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Press Release dated February 22, 2005, entitled, “Operating Income Rises 17.8%.”

2.	Preview of Income Statement for Fourth Quarter 2004.

3.	Presentation dated February 22, 2005, entitled, “4th Quarter & Full Year 2004 Preliminary Results.”

Press Release

Item 1

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 488 100 (34) 913 488 000 Fax (34) 913 142 821 (34) 913 489 494 www.repsolypf.com

Madrid, 22 February 2005

Number of pages: 6

2004 Income Statement

OPERATING INCOME RISES 17.8%

REPSOL YPF NET INCOME 3.5% LOWER AFTER EUR682

MILLION IN EXTRAORDINARY PROVISIONS AND

WRITE-OFFS

•	Significant earnings improvement in all business areas

•	Cash flow up 20% in the year and 68% in the fourth quarter

•	Refining margins rise 79% to record high

•	Oil and gas production up 3% to 1,165,800 boepd

•	Debt reduced, and financial expenses drop 28.3%

Repsol YPF reported net income in 2004 was 3.5% lower year-on-year at EUR1,950 million, after large provisions and write-offs amounting to EUR682 million. Operating income rose 17.8% year-on-year, to EUR4,547 million, reflecting the company’s high capacity for income generation.

Repsol YPF’s strong operating performance was thanks to the positive growth of all the company’s business areas, which throughout 2004 experienced a significant increase in their results. This growth was especially important with respect to refining, where operating income jumped 36.2% and margins registered record highs. At the same time, in the area of Exploration & Production, operating income rose 12.2% to EUR2,638 million, and average oil and gas production was 3% higher.

These earnings were achieved in a scenario of higher international oil prices driven by increased global demand, as well as in the context of a weaker dollar against the euro ($/euro exchange rate fell 9.9% in the year), and a rise in corporate tax from 32% to 37.5% because of higher exploration results and lower tax credits related to the normalisation of the Argentine economy.

Press Release

EXTRAORDINARY PROVISIONS AND WRITE-OFFS, RESERVES’ AUDIT AND DEBT REDUCTION

The sound performance posted by Repsol YPF’s industrial activities made it possible to undertake a rigorous programme of provisions and write-offs – and accounted for as extraordinary items - to the amount of EUR682 million, practically all of which (EUR667 million) was booked in fourth quarter 2004.

The breakdown of these EUR682 million is as follows: EUR422 million were set aside for possible tax contingencies (mainly in Spain and Argentina); EUR89 for asset depreciation, primarily related to Repsol YPF service stations in Brazil (EUR35 million) and in Peru (EUR10 million); EUR140 million for contingencies relating to contracts, mainly that signed with Petrobras (EUR56 million) and with OCP (Oleoducto de Crudos Pesados) in Ecuador (EUR89 million); and EUR20 million for the liquidation of the mercantile contract with the company’s former chairman.

At year-end 2004, the independent consulting firms, De Golyer & McNaughton and Gaffney, Cline and Associates, concluded an audit on 100% of booked reserves started three years before.

As a result of this audit, and in compliance with the most strict Securities and Exchange Commission (SEC) standards, under the caption “revisions of previous estimates”, proved reserves were revised downward by 4.1%, to 4,926 million barrels of oil equivalent (boe). This downward adjustment corresponds to the gas fields in Ramos and Loma La Lata, and Trinidad & Tobago, as well as the Albacora Leste oil field.

Strong cash flow generation throughout the year, up 19.9% in the whole of 2004, and 68.2% in the fourth quarter, enabled Repsol YPF to progress in its debt reduction programme. In this respect, at the close of 2004, Repsol YPF net debt stood at EUR4,920 million, 2.5% lower than in 2003, with a major debt reduction of EUR678 million booked in the last quarter. The debt ratio dropped to 20.7%, while financial expenses shrank 28.3%, from EUR400 million to EUR287 million.

Repsol YPF investments in 2004 were down 2.3% year-on-year to EUR3,747 million.

BUSINESS AREAS

Exploration & Production: Operating income up 12% as production rises 3%

At EUR2,638 million, operating income from exploration & production in 2004 showed a year-on-year rise of 12.2% in euros and 23.3% in dollars. This growth came mainly from higher international crude oil prices; improvement in gas realisation prices; and gas production and sales growth in Bolivia, Argentina, and Trinidad & Tobago.

2

Press Release

On the downside, there was the depreciation of the dollar versus the euro, exploration amortizations and the wider price differential between light and heavy crude oils. In Argentina, the effect of strikes, the 20% tax levied on natural gas exports, and a rise in export tax on oil and oil products were also negative factors.

Repsol YPF’s liquids realisation price averaged $30.85 (EUR24.83) per barrel in the year versus $25.52 (EUR22.58) per barrel in 2003. Average gas prices in 2004 were $1.29 per thousand standard cubic feet (tscf), 20.6% up on 2003, reflecting a price increase in Argentina and the greater relative weight of Trinidad & Tobago sales, at higher prices than the company average. In Argentina, the average price of gas was $1.07/tscf, 25.9% up year-on-year following the staggered price increases approved by the Argentine Government.

In 2004, average oil and gas production rose 2.9% year-on-year to 1,165,800 boepd, despite operating difficulties and labour conflicts in Argentina and Trinidad & Tobago.

Repsol YPF gas production in 2004 climbed 11.2% to 598,500 boepd. Strong performance was spurred by 51.2% production growth in Bolivia from the start of exports to Argentina and higher sales to Brazil. There was also a rise in gas production of 8.3% in Argentina and 13.5% in Trinidad & Tobago.

2004 investments in the E&P business area were 45.4% lower year-on-year, at EUR1,183 million. Investments in development, 70% of total expenditure, were spent mainly in Argentina (65%), Trinidad & Tobago (10%), and minor percentages in Bolivia and Venezuela.

One of the highlights in this area was the contract awarded to the consortium comprising Repsol YPF (60%) and Gas Natural SDG (40%) on a major integrated project for the joint exploration, production, and marketing of Liquefied Natural Gas (LNG) in the Gassi Touil Rhourde Nouss and Hamra regions of eastern Algeria. This is the largest contract for an integrated LNG project to be awarded by the Algerian authorities, and the first ever granted to a consortium of foreign companies in Algeria. Significant discoveries were also made in Trinidad & Tobago, Venezuela, and Argentina.

Refining & Marketing: record high operating income and refining margins.

Operating income in the refining and marketing area was up 36.2%, reaching a record high for the company of EUR1,629 million versus EUR1,196 million a year earlier. This strong performance was mainly driven by a 79% year-on-year rise in refining margins expressed in dollars per barrel, following the strategic investments made over recent months in production units for gas oil, the price of which has been forced upwards by global demand.

Marketing margins in Spain, in line with the general market trend, were slightly lower year-on-year, while in Argentina these were severely cut by the impossibility of passing higher product prices on to retail prices.

3

Press Release

Total oil product sales in 2004 reached 55 million tons, up 2.6% year-on-year. Sales in Spain rose 3.5% to 33 million tons, and in Argentina, amounted to 12.8 million tons. Sales in other countries totalled 9.2 million tons, 2.9% higher on the year.

Total LPG sales were up 0.8%, despite a 1.9% fall in Spain because of the development of other energy sources and increased competition in this sector. Sales in Latin America were 5% higher than the year before, thanks to growth in market share and positive performance in Peru and Ecuador.

Investments in 2004 were EUR1,310 million, 97.6% up on 2003. In refining, expenditure was mainly allotted to projects aimed at increasing margins, such as the mild hydrocracker at the Puertollano refinery, whilst in marketing, the acquisition of Shell´s service station network in Portugal was an important item.

Chemicals: an excellent year, with 63% rise in operating income

In Chemicals, operating income in 2004 surged 63.2% year-on-year to EUR253 million. Stronger sales and wider international margins on base and derivative chemicals in Argentina contributed to this enhanced performance, whereas the margin on derivative chemicals in Europe shrank with respect to 2003.

Total petrochemical sales in 2004 were 4.1 million tons, versus the 4.0 million tons registered in 2003.

Investments in the Chemical area totalled EUR293 million, 261.7% more than in 2003, and were mainly spent in the acquisition of the Sines complex (Portugal), and the upgrading of existing units and capacity increases, amongst which should be highlighted work begun to revamp the Tarragona propylene oxide/styrene complex to make this business considerably more competitive.

Gas & Power: Operating income up 29%

Gas & Power operating income in 2004 rose 29.2% to EUR274 million, versus the EUR212 million recorded in 2003. This increase basically denotes the impact of Repsol YPF’s higher stake in Gas Natural SDG, and that company’s positive performance in the year thanks to growth in gas distribution activities in Spain, organic growth in American activities, and acquisitions made in Puerto Rico, Brazil, and Italy.

Total natural gas sales in 2004 were 32.85 Bcm, 8.3% up year-on-year, thanks to higher international wholesales, and sales growth in Latin America and Italy. At year-end, there were 326,000 new customers in Spain, bringing the total to 4.8 million.

Investment in 2004 was EUR779 million, rising 52.4% year-on-year. This rise is mainly attributable to the acquisition of an additional stake in Gas Natural SDG accumulated over the period to reach a current holding of 30.8%, and that company’s higher rate of investment in 2004.

4

Press Release

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

	January - December		% Variation
	2003	2004
Operating revenues	37,206	41,689	12.0
Operating income	3,860	4,547	17.8
Financial results	(400)	(287)	(28.2)
Income from unconsolidated affiliates	146	87	(40.4)
Goodwill amortization	(174)	(176)	(1.1)
Extraordinary items	(154)	(682)	342.9
Income before taxes and minorities	3,278	3,489	6.4
Taxes	(1,048)	(1,309)	(24.9)
Income after taxes and before minorities	2,230	2,180	(2.2)
Minority interests	(210)	(230)	(9.5)

Net Income	2,020	1,950	(3.5)

Adjusted net income (*)	2,676	2,864	7.0

Net Cash-flow after taxes	4,477	5,367	19.9

(*)	Adjusted net income: net income before extraordinary and non-recurring items, and goodwill amortization.

BREAKDOWN OF REPSOL YPF OPERATING INCOME BY BUSINESS AREAS

(Million euros)

(Unaudited figures)

	January - December		% Variation
	2003	2004
Exploration & Production	2,352	2,638	12.2
Refining & Marketing	1,196	1,629	36.2
Chemicals	155	253	63.2
Gas & Power	212	274	29.2
Corporate and others	(55)	(247)	(349.1)

TOTAL	3,860	4,547	17.8

5

Press Release

OPERATING HIGHLIGHTS

	January - December		Variation %
	2003	2004
Oil and gas production (Thousand boepd)	1,132.5	1,165.8	2.9
Oil product sales (Thousand tons)	53,577	54,968	2.6
Petrochemical product sales (Thousand tons)	4,038	4,132	2.3
Natural gas sales Thousand million cubic metres (Bcm)	30.34	32.85	8.3
LPG sales (Thousand tons)	3,193	3,217	0.8

COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

	DECEMBER 2003	DECEMBER 2004
Net fixed assets	25,531	26,345
Long term financial assets	498	472
Temporary cash investments, on hand and in banks	5,278	4,054
Other current assets	6,726	8,072

TOTAL ASSETS	38,033	38,943

Shareholders equity	13,632	14,545
Risk and expense provisions	1,454	2,144
Minority interests	4,054	4,036
Non interest bearing liabilities	2,254	2,808
Long term debt	6,454	6,012
Short term debt	4,369	3,434
Other current liabilities	5,816	5,964

TOTAL EQUITY AND LIABILITIES	38,033	38,943

6

Item 2

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 485 548 Fax (34) 913 488 777 www.repsolypf.com

PREVIEW OF INCOME STATEMENT FOR FOURTH QUARTER 2004

Record refining margins help boost cash flow 68.2% in the quarter

4Q 2003	3Q 2004	4Q 2004	% Variation 4Q04/4Q03	FOURTH QUARTER 2004 RESULTS (Million euros)	Jan-Dec 2003	Jan-Dec 2004	% Variation 04/03
				Unaudited figures
616	754	786	27.6	ADJUSTED NET INCOME (1)	2,676	2,864	7.0
412	621	254	-38.3	NET INCOME	2,020	1,950	-3,5
852	1,200	1,227	44.0	OPERATING INCOME	3,860	4,547	17.8
935	1,333	1,573	68.2	AFTER TAX CASH FLOW	4,477	5,367	19.9
				Euros per share (2)
0.50	0.62	0.64	27.6	ADJUSTED NET INCOME	2.19	2.35	7.0
0.34	0.51	0.21	-38.3	NET INCOME	1.65	1.60	-3.5
0.77	1.09	1.29	68.2	AFTER TAX CASH FLOW	3.67	4.40	19.9
				Dollars per share (2)
0.60	0.75	0.83	37.3	ADJUSTED NET INCOME	2.48	2.91	17.6
0.41	0.62	0.28	-30.5	NET INCOME	1.87	1.98	6.1
0.92	1.33	1.66	79.3	AFTER TAX CASH FLOW	4.14	5.46	31.8
1.203	1.220	1.312	9.0	$/€ EXCHANGE RATE	1.130	1.242	9.9

(1)	Adjusted net income: net income before extraordinary and non-recurring items, and goodwill amortization.

(2)	Average number of shares: 1,220.8 million, constant over the period under study.

FOURTH QUARTER 2004 HIGHLIGHTS

•	Adjusted net income in the quarter was Eu786 million, up 27.6% from the same quarter a year ago. Operating income rose 44.0% year-on-year, to Eu1,227 million. At Eu1,573 million, cash flow generated in the quarter was up 68.2% year-on-year. In contrast, net income was Eu254 million due to an extraordinary expense of Eu667 million which included provisions for tax and asset depreciation.

•	Fourth quarter performance reflected an environment with high oil-prices, record refining margins (the highest ever posted by the Company), and enhanced international chemical margins. The income statement was affected by the rise of the euro against the dollar and the higher corporate tax rate in this quarter.

•	Production in the quarter reached 1,148,100 boepd, 0.8% up on the 2003 equivalent. Excluding the effect of production sharing contracts and strikes, quarterly production would have grown 2.0%. Gas production rose 9.5% year-on-year. Overall production for 2004 was 2.9% up on the year before, reaching 1,165,800 boepd.

•	At the close of 2004 and as part of a three-year cycle, independent engineering firms completed the certification of 100% of the company’s proved reserves. Previous estimates have been revised downwards by 222.7 million boe (4.1% of initial reserves), mainly affecting non-operated assets that were the focus of this year’s outside revision. Additions from extensions discoveries and improved recovery totalled 138.9 million boe (32.5% of annual production).

•	The Repsol YPF Board of Directors approved an interim dividend of Eu0.25 per share against the 2004 financial year and announced its intention to propose to the Annual General Shareholders Meeting that a total dividend of Eu0.50 per share be paid out for the year. This is 25% higher than in 2003.

•	On January last, Repsol YPF presented its new corporate structure. This restructuring of the Repsol YPF Group aims to make the company more market and client oriented, decentralise and speed up the decision-making process; establish a more direct responsibility by managers for earnings; raise efficiency and reduce the weighting of corporate areas.

1

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 485 548 Fax (34) 913 488 777 www.repsolypf.com

1. INTRODUCTION

1.1 Fourth quarter results

Adjusted net income was Eu786 million as against Eu616 million for the same quarter a year earlier, showing a rise of 27.6%. Reported net income in fourth quarter 2004 fell 38.3% year-on-year to Eu254 million because of Eu667 million in extraordinary expenses, which included provisions for tax contingencies and asset depreciation.

The table below gives a reconciliation of the company’s adjusted results in the fourth quarter 2004, third quarter 2004, and fourth quarter 2003. It should be mentioned that quarterly values are calculated as the difference between accumulated data. This is particularly relevant for after tax calculations, given the reduction in the tax rate: 37.5% for the full year 2004 against the initial 38% estimate applied in the first three quarters of the year.

(Million euros)	4Q03	3Q04	4Q04	Acc. Jan - Dec 03	Acc. Jan - Dec 04
Net Income	412	621	254	2,020	1,950
Goodwill amortization	124	129	123	513	502
Accountable	42	44	45	174	176
Assigned to assets	82	85	78	339	326
Net extraordinary items	50	6	417	106	426
Net non-recurring items	30	-2	-8	37	-14

ADJUSTED NET INCOME	616	754	786	2,676	2,864

Operating income in the quarter was 44.0% up on the 2003 equivalent, at Eu1,227 million, and after tax cash flow was 68.2% higher, at Eu1,573 million.

The business scenario throughout the quarter developed against a backdrop of much higher oil prices than in fourth quarter last year (despite a near 25% drop in December 2004), underpinned by a combination of spiralling global demand, over and above the forecasts of only six months before, and with world production approaching the limit of existing capacity.

The company’s refining margin indicator reached $7.92/bbl, the highest level on records for the company, and considerably above that of fourth quarter 2003. In the marketing area, margins were excellent in Spain, but not in Argentina where they were curbed by the ongoing price freeze. The chemical business this quarter benefited from considerably enhanced international margins, especially on base petrochemicals, and the recovery of derivative chemical margins in Europe on being able to pass the effect of high feedstock prices through to the customer. In gas & power, operating income was favoured by the higher stake in Gas Natural SDG and that company’s improved performance over the period.

1.2 2004 results

Net income in 2004 was Eu1,950 million, 3.5% lower than in 2003, because of extraordinary items, the higher tax rate, and the low dollar parity against the euro throughout the year. Despite these effects, adjusted net income reached Eu2,864 million, up 7.0% year-on-year. Net adjusted earnings per share went from Eu1.65 in 2003 to Eu1.60 in the same period 2004. At Eu4.40, after tax cash flow per share was 19.9% higher than the year before.

Operating income was up 17.8%, at Eu4,547 million, versus Eu3,860 million in 2003. Accumulated after tax cash flow was Eu5,367 million, as against Eu4,477 million a year earlier.

2

2004 results reflect the surge in crude reference prices, with Brent oil rising 32.8% to an average $38.27/bbl as against $28.83/bbl in 2003. In euros, however, this jump was reduced to 20.7%, from Eu25.52/bbl in 2003 to Eu30.81/bbl in 2004. Refining margins improved considerably year-on-year, reaching $5.71/bbl. In marketing, margins in Spain were slightly affected by the rise in international prices and the timelag in passing these on to the retail price, but were severely curtailed in Argentina by the impossibility of raising selling prices. Average chemical margins were at mid-cycle level, and better than the year before, with improvement in those on base chemicals and, in Argentina, on chemicals in general. Finally, in the gas & power business area, performance was mainly affected by the increased stake in Gas Natural SDG and higher income from that company.

In addition, all the company’s monetary flows originated in dollars suffered negative translation differences. In fact, the dollar depreciated 9.9% year-on-year, falling from $1.130/Eu in 2003 to $1.242/Eu in 2004.

1.3 Investments and divestments

Investments in the fourth quarter 2004 amounted to Eu1,417 million in comparison to Eu1,089 million in the same quarter 2003. Total investments in the year reached Eu3,747 million, 2.3% less than the 2003 equivalent of Eu3,837 million which included expenditures for exercising the 20% call option in Trinidad & Tobago.

Fourth quarter divestments amounted to Eu100 million relating to the sale of several assets in Indonesia and an additional stake in Enagas by Gas Natural SDG. Total divestments in 2004 were Eu261 million and included the above-mentioned additional sale of Enagás shares in the three previous quarters, plus other lesser disposals.

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1.4 Financial debt

The Company’s net financial debt at the end of fourth quarter 2004 was Eu4,920 million, Eu678 million less than at the end of the third quarter. This reduction was achieved thanks to the strong cash flow generated in the quarter, 68.2% more than in same quarter a year earlier, and the positive impact that the sharp depreciation of the dollar against the euro had on dollar-denominated debt, making it easy to offset the significant investment growth, swelled by the acquisitions made by the Marketing and Chemical areas in Portugal.

Debt in 2004 was slightly lower, since the high cash flow made it possible to finance investments and the higher dividend payment, whilst accomodating a significant increase in working capital. The increase in this latter caption was due to the effect of higher crude oil prices on inventories and receivables, plus the payment made by YPF to the Argentine Tax Office in the second quarter of this year to cover the difference between the corporate tax accrued and prepaid in 2003.

The financial ratios for the fourth quarter were as follows:

•	The debt ratio fell year-on-year from 21.9% at the close of fourth quarter 2003 to 20.7% at the same date, 2004.

•	The ratio of net debt to annualised EBITDA at 31 December 2004 was 0.70x, below the 0.82x posted at the same date a year earlier.

•	The ratio of annualised EBITDA to net interest at the end of 2004 was 20,4x, significantly higher than the 13.8x registered at the end of 2003.

QUARTER				Unaudited figures	ACCUMULATED
4Q 2003	3Q 2004	4Q 2004	% Variation 4Q04/4Q03	CHANGES IN NET DEBT (Million euros)	Jan-Dec 2003	Jan-Dec 2004	% Variation 04/03
5,951	5,597	5,598	-5.9	NET DEBT AT BEGINNING OF PERIOD	7,472	5,047	-32.4
-935	-1,333	-1,573	68.2	AFTER TAX CASH FLOW	-4,477	-5,367	19.9
1,089	810	1,417	30.1	INVESTMENTS	3,837	3,747	-2.3
-50	-86	-100	100.0	DIVESTMENTS	-228	-261	14.5
48	286	59	22.9	DIVIDENDS	572	691	20.8
-474	-93	-539	13.7	TRANSLATION DIFFERENCES (1)	-1,275	-404	-68.3
-582	417	58	—	VARIATION IN WORKING CAPITAL AND OTHER MOVEMENTS	-854	1,467	—
5,047	5,598	4,920	-2.5	NET DEBT AT CLOSE OF PERIOD	5,047	4,920	-2.5
				Net debt ratio (%)
23,072	25,346	23,777	3.1	TOTAL CAPITALISATION (M€)	23,072	23,777	3.1
21.9	22.1	20.7	-5.5	NET DEBT / TOTAL CAPITALISATION	21.9	20.7	-5.5
37.0	36.6	33.8	-8.6	NET DEBT / SHAREHOLDERS EQUITY	37.0	33.8	-8.6

(1)	At 31 December 2003, 1 euro = 1.2597 dollars; at 30 September 2004, 1 euro = 1.234 dollars, and at 31 December 2004, 1 euro = 1.354 dollars

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2.- ANALYSIS OF RESULTS BY BUSINESS AREA

2.1. EXPLORATION & PRODUCTION

QUARTER				Unaudited figures	ACCUMULATED
4Q 2003	3Q 2004	4Q 2004	% Variation 4Q04/4Q03		Jan-Dec 2003	Jan-Dec 2004	% Variation 04/03
526	705	660	25.5	OPERATING INCOME (Million euros)	2,352	2,638	12.2
591.9	564.8	549.5	-7.2	OIL AND LIQUIDS PRODUCTION (Thousand boepd)	594.4	567.3	-4.6
3,069	3,626	3,362	9.5	GAS PRODUCTION (Million scf/d)	3,021.2	3,360.2	11.2
1,138.6	1,210.7	1,148.1	0.8	TOTAL PRODUCTION (Thousand boepd)	1,132.5	1,165.8	2.9
337	307	291	-13.7	INVESTMENTS (Million euros)	2,168	1,183	-45.4
51	104	99	94.1	EXPLORATION EXPENSES (Million euros)	165	291	76.3

QUARTER				PRICES	ACCUMULATED
4Q 2003	3Q 2004	4Q 2004	% Variation 4Q04/4Q03		Jan-Dec 2003	Jan-Dec 2004	% Variation 04/03
29.49	41.50	44.00	49.2	Brent ($/Bbl)	28.83	38.27	32.7
31.26	43.76	48.40	54.8	WTI ($/Bbl)	31.06	41.50	33.6
25.60	31.84	33.87	32.3	LIQUIDS REALISATION ($/Bbl)	25.52	30.85	20.9
1.12	1.24	1.52	35.7	GAS REALISATION ($/tscf)	1.07	1.29	20.6

1,000 Mcf/d = 28.32 Mm3/d = 17.809 Mboepd

Fourth quarter results

Operating income in the fourth quarter 2004 was Eu660 million, 25.5% higher than in fourth quarter 2003. In dollars, results were up 36%, reaching $856 million. Enhanced performance came from higher international oil prices, improved gas realisation prices, and growth in gas production and sales, mostly in Bolivia, Argentina and Trinidad & Tobago. The factors having a negative impact were the 9% appreciation of the euro against the dollar, higher exploration expenses, wider differentials for heavy crude oils and, in Argentina, the effect of strikes, the levy of export tax on natural gas, and higher tax rates on exports of crude oil and oil products. This increase reduced prices for internal sales and oil sales to third parties, producing an additional negative effect of Eu130 million in this quarter relative to the situation in May 2004.

All in all, $26 million were paid in export taxes in the fourth quarter, $19 million relating to oil and $7 million on natural gas exports.

Repsol YPF liquids realisation prices averaged $33.87 per barrel in the fourth quarter 2004 versus $25.60 per barrel a year earlier and $31.84 per barrel in third quarter 2004. The wider differential in crude oil reference prices from one year to the next was mainly due to the larger spread in heavy crude oil categories this quarter and the aforementioned discounts applied to internal sales and retail prices on the Argentine domestic market.

The average price of gas in the quarter was $1.52 per thousand cubic feet, up 35.7% year-on-year, reflecting the higher average gas price in dollars in Argentina, and the larger relative weighting of

5

Trinidad & Tobago in total sales, at prices higher than the average Repsol YPF realisation levels overall.

In Argentina, the average gas price this quarter was $1.27 per thousand cubic feet (as against 0.84 $/mcf a year earlier and 1.05 $/mcf in third quarter 2004), reflecting the gradual price increase approved by the Argentine Government for industrial customers, large consumers, power stations and compressed natural gas (CNG), which were implemented in May and October.

Total production in fourth quarter 2004 reached 1,148,100 boepd, 0.8% higher than the 1,138,600 boepd for the same quarter a year ago.

Liquids production in the quarter, at 549,500 bpd, was down 7.2% year-on-year. Output in Bolivia was higher, and production rose to a lesser extent in Venezuela, Libya and Colombia. However, this only partially offset declining production in Argentina, where November strikes caused a shortfall of 5,400 bpd, and lower production in Algeria because of the 2,200 bpd impact of high oil prices on production sharing contracts (PSC). Excluding the foregoing cutbacks resulting from strikes and the PSCs, liquids production would have dropped 5.9%.

Gas production in fourth quarter 2004 was 3,362 Mscf/d (equivalent to 598,600 boepd), 9.5% higher than in the same quarter 2003 (3,069 Mscf/d). This increase came mainly from Bolivia, Argentina and Trinidad & Tobago. In Bolivia, quarterly production climbed 40% year-on-year to 496 Mscf/d (88,300 boepd), on the back of higher sales to Brazil and exports to Argentina. In Argentina, gas production reached 1,878 Mscf/d (334,500 boepd), up 7% year-on-year, while in Trinidad & Tobago, gas production was 9.8% higher on the year reaching 609 Mscf/d (108,500 boepd).

Repsol YPF global lifting costs in fourth quarter 2004 were $2.14/boe, 17.6% higher than in fourth quarter 2003 ($1.82/boe), mainly driven by cumulative inflation in Argentina, the renegotiation of contracts, and the maturity of fields, all directly bearing on these higher costs.

Operating income from our affiliated companies running liquefaction trains 1, 2 and 3 in Trinidad & Tobago has been proportionally integrated under the Exploration & Production business area since the start of 2004. In fourth quarter 2004, income from this activity amounted to Eu18 million. Fourth quarter 2004 LNG sales made by Repsol YPF to the U.S. and the Caribbean amounted to 0.63 Bcm.

Exploration expenses, at Eu99 million in the quarter, were higher than the Eu51 million booked in the same quarter 2003.

Eight of the wells drilled this quarter resulted positive, with discoveries in Trinidad & Tobago at the Chachalaca x-1 well and, in Venezuela, at the Sipororo 2x well in the Barrancas block. The other six discoveries were made in Argentina: five in the Neuquen Basin at the Loma La Lata, Piedra Chenque, Calandria Mora, Rincón del Mangrullo, and CNQ-7A fields, and the rest in the Cuyan Basin at the La Ventana block.

2004 results

Operating income in 2004 reached Eu2,638 million, 12.2% more in euros and 23.3% more in dollars than in 2003. Enhanced performance for the year responds to the same factors mentioned in reference to the fourth quarter.

The average liquids realisation price was $30.85 (Eu24.83) per barrel versus $25.52 (Eu22.58) per barrel) in 2003, and the average gas price in Argentina was $1.07/Kcf, up 25.9% from the $0.85/Kcf registered the year before.

Average production in 2004 was 1,165,800 boepd, 2.9% more than in the previous year. Adverse effects, such as the previously mentioned strikes and operating difficulties in Argentina and Trinidad & Tobago, the effect of high oil prices on production sharing contracts, and a maintenance shutdown in the TFT gas plant in Algeria, caused a production loss of 18,600 boepd in the year.

6

Gas production was 11.2% higher year-on-year reaching 3,360 Mscf/d, equivalent to 598,500 boepd. Growth mainly originated in Bolivia, where gas output climbed 51.2% to 440 Mscf/d (equivalent to 78,400 boepd, a rise of 26,500 boepd) bolstered by higher sales to Brazil and the start of exports to Argentina at the end of second quarter 2004, and from Argentina where gas output rose 8.3% (1,996 Mscf/d equivalent to 355,500 boepd, an increase of 27,400 boepd) underpinned by a stronger domestic demand. Gas production in Trinidad & Tobago was also up 13.5% year-on-year, with the full-year operation of train 3 and the production start-up at the Methanol plant offsetting a cutback in production caused by operating problems.

The production of liquids (567,300 bpd) dropped 4.6% versus the 2003 level, result of higher production in Bolivia, Ecuador, Libya, Venezuela, and Colombia, which partially offset reductions in Argentina, Trinidad & Tobago and Dubai. The aforementioned incidents and their effect in Argentina, Trinidad & Tobago, and Algeria led to a cut of 9,800 bpd in 2004 production, which would otherwise have dropped 2.9%.

In accordance with the company’s commitment to transparency and accountability, an external certification on 100% of booked reserves was completed last year by independent engineering firms (DeGolyer & McNaughton and Gaffney, Cline and Associates), closing a three-year cycle begun in 2002.

As a result of this process and additional information received from different fields, proved reserves suffered a downward revision of 222.7 million boe, equivalent to 4.1% of initial reserves. Most of the negative revisions affected the non-operated fields in Trinidad and Tobago, Argentina (Ramos Aquaragüe, etc.) and in Brazil, as well as the Loma de la Lata operated field in Argentina. Furthermore, the PSCs had a negative impact of 16 Mboe. In contrast, the revisions in Bolivia and Venezuela were on the upside.

Additions, discoveries and extensions, and improved recovery amounted to 138.9 million boe, which were insufficient to replace the year’s production. Purchases and sales of reserves had a negligible positive impact of 3.0 million boe. As a result of the revisions, additions, and production in the year, reserves at year-end 2004 totalled 4,926 million boe.

Repsol YPF’s global lifting cost in 2004 was $1.93/boe versus $1.72/boe in 2003, still considerably lower than the $2.57/boe recorded in 2001. Exploration expenses in the year amounted to Eu291 million in comparison to Eu165 million a year earlier.

Investments

Fourth quarter investments in this area totalled Eu291 million, 13.7% less than the 2004 equivalent. Investments in development represented 85% of overall expenditure, spent mainly in Argentina (64%), Trinidad & Tobago (12%), Bolivia (9%), Venezuela (5%), and minor percentages in Libya, Ecuador, Dubai, and Brazil.

Total investment in 2004 was Eu1,183 million, 45.4% lower than in 2003 (Eu2,168 million) which included payment on a call option for an additional 20% stake in BPRY assets in Trinidad & Tobago. Investments in development represented 70% of overall expenditure, mainly spent in Argentina (65%), Trinidad & Tobago (10%), Bolivia (7%), Venezuela (6) and minor percentages in Libya, Ecuador, and Brazil.

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2.2 REFINING & MARKETING

QUARTER				Unaudited figures	ACCUMULATED
4Q 2003	3Q 2004	4Q 2004	% Variation 4Q04/4Q03		Jan-Dec 2003	Jan-Dec 2004	% Variation 04/03
226	397	493	118.1	OPERATING INCOME (Million euros)	1,196	1,629	36.2
63	14	24	-61.9	LPG OPERATING INCOME (Million euros)	205	166	-19.0
13,633	14,121	14,392	5.6	OIL PRODUCT SALES (Thousand tons)	53,577	54,968	2.6
818	662	816	-0.2	LPG SALES (Thousand tons)	3,193	3,217	0.8
256	213	711	177.7	INVESTMENTS (Million euros)	663	1,310	97.6

QUARTER				REFINING MARGIN INDICATORS ($/bbl)	ACCUMULATED
4Q 2003	3Q 2004	4Q 2004	% Variation 4Q04/4Q03		Jan-Dec 2003	Jan-Dec 2004	% Variation 04/03
2.88	5.73	8.09	180.9	Spain	3.29	5.64	71.4
3.44	6.26	7.61	121.2	Latin America	3.01	5.83	93.7
3.08	5.92	7.92	157.1	Repsol YPF	3.19	5.71	79.0

Fourth quarter results

Operating income in the fourth quarter was Eu493 million, in comparison to Eu226 million in fourth quarter 2003, and Eu397 million in third quarter 2004. High refining margins, reaching record levels for the company, strong marketing margins in Spain, and the weakness of the dollar against the euro marked performance this quarter.

The company’s refining margin indicator in the fourth quarter was $7.92 per barrel, more than double the $3.08 per barrel for the same quarter 2003, and greater than the $5.92 per barrel registered in third quarter 2004, bolstered by higher international margins. The distillation level was 2.2% up on the same quarter the year before.

Margins on service station sales in Spain this quarter were significantly better year-on-year partially offsetting the timelag in passing feedstock price increases on to retail prices during the previous months of the year. In Argentina, margins were considerably lower than in the same quarter 2003 because of the impossibility of passing continuously escalating oil prices on to customer retail prices.

Total oil product sales climbed 5.6% year-on-year, to 14.4 million tons. In Spain, fourth quarter sales to our own marketing network were 2.9% higher versus the same quarter a year earlier. Sales of light products to our own marketing network rose 6.5%, but this was not the case with fuel oil and asphalt sales, which dropped 10.2% and 32.9% respectively. Gasoline and diesel oil sales through our service station network rose 2.4%, with a drop in gasoline and a rise in diesel sales. In Argentina, sales to our own network jumped 12.7% to 1.9 million tons. Sales of light products to our own network rose 15.5%. Gasoline and diesel oil sales in the service station network were 22.4% higher, mainly driven by 32.3% growth in diesel sales resulting in yet another increase in our market share. Sales in the rest of the world grew 5.5%.

Turning to LPG, total sales fell 0.3%. In Spain, there was a 2% drop on the same quarter a year earlier, with bottled LPG sales sliding 4.8%, and despite a 5.3% rise in piped LPG sales thanks to the addition of new customers. The 4.3% growth recorded in LPG sales in Latin America was driven by strong performance in Argentina and Ecuador.

In Spain, the gross margin was curbed by the revision of the maximum price formula on bottled LPG in October, which cut prices 5% on the previous level, and a rise in international feedstock prices pushing unitary costs up 36.8% with respect to fourth quarter 2003 levels. As a result, our unitary margins

8

were 17% lower year-on-year. In Latin America, margins on all activities rose except in Bolivia (wholesale), despite higher feedstock prices.

2004 results

Operating income in 2004 reached a company record of Eu1,629 million, and was 36.2% higher than the Eu1,196 million recorded a year earlier. This growth was mainly due to a 79.0% year-on-year rise in refining margins expressed in dollars. The distillation level in 2004 was 2.8% higher than the year before. Moreover, the company’s refining margin indicators were up $2.52/bbl versus 2003, underpinned by higher international margins.

Marketing margins in Spain, in line with the general market trend, were slightly lower year-on-year, pressured by the aforementioned sharp rise in prices and the delay in passing this on to retail prices, despite the positive performance of these margins in the last quarter of the year. In Argentina, margins were severely slashed by the year-long impossibility of transferring increases in feedstock costs to the end customer.

Total sales of oil products rose 2.6% to 55.0 million tons. In Spain, high-margin light product sales were up 3.5%, whereas overall sales to own marketing were 0.6% down, mainly because of a 31% drop in demand for asphalt due to a slowdown in public works, and the natural decline in fuel oil (-12.8%) resulting from the changeover to gas in the industrial sector. Gasoline and diesel sales at service stations grew 3.1%, with a fall in gasoline and a rise in gas oil sales. In Argentina, sales to own marketing rose 9.9%, with a 9.6% increase in those of light products. Gasoline and diesel sales through the service station network improved 9.6%. Sales in the rest of the world amounted to 9.2 million tons, 2.9% higher than in 2003.

Margins on bottled LPG sales in Spain were 8.2% lower than in 2003 mainly because of the lag between actual international quotations and the prices that serve as a reference for establishing the maximum price.

LPG sales in Europe were 1.5% lower year-on-year, reaching 2 million tons. Likewise, in Spain, sales fell 1.9% because of competition from other energy sources (mainly electricity and natural gas) and stronger competition from other operators in the LPG sector who increased their bottled LPG sales.

LPG sales in Latin America were 5% higher than in 2003, shored up by strong growth in Peru and Ecuador and the larger market share in these countries.

Despite higher international feedstock prices, retail margins in Latin America were higher than in the previous year, except for Bolivia where they remained practically the same due to changes in the regulatory framework.

Investments

Eu711 million were invested in fourth quarter 2004, 177.7% more than in the same quarter of 2003. Investment in 2004 rose 97.6% year-on-year to Eu1,310 million. The main item accounting for this increase was the closing of the acquisition of the Shell’s service station nertwork in Portugal. Ordinary expenditure was mainly allotted to current refining projects, including a mild hydrocracker at the Puertollano refinery, an FCC hydro-treatment unit in La Coruña, a vacuum unit and a visbreaking facility in Peru and revamping of the REFAP refinery in Brazil. Other items included the upgrading of our marketing network by strengthening our control of outlets. Finally, several new LPG marketing products were developed in Spain and Latin America.

9

2.3.- CHEMICALS

QUARTER				Unaudited figures	ACCUMULATED
4Q 2003	3Q 2004	4Q 2004	% Variation 4Q04/4Q03		Jan-Dec 2003	Jan-Dec 2004	% Variation 04/03
34	95	67	97.1	OPERATING INCOME (Million euros)	155	253	63.2
1,002	1,095	1,074	7.2	CHEMICAL PRODUCT SALES (Thousand tons)	4,038	4,132	2.31
25	19	239	856.0	INVESTMENTS (Million euros)	81	293	261.7

QUARTER				INTERNATIONAL MARGIN INDICATORS	ACCUMULATED
4Q 2003	3Q 2004	4Q 2004	% Variation 4Q04/4Q03		Jan-Dec 2003	Jan-Dec 2004	% Variation 04/03
326	452	536	64.9	Cracker (Euros per ton)	388	453	16.8
323	306	359	11.1	Derivatives Europe (Euros per ton)	315	308	-2.2
174	216	230	32.2	Derivatives Latin America (US$ per ton)	174	198	13.8

These indicators represent feedstock margins based on international petrochemical product prices on reference markets, incorporating the main products in the Repsol YPF chemical product mix, and weighted according to the nominal capacity of production plants.

Fourth quarter results

Fourth quarter 2004 operating income was Eu67 million versus Eu34 million in the same quarter a year earlier, and Eu95 million in third quarter 2004.

The 29.5% quarter-on-quarter drop in operating performance resulted from slightly lower sales and the extraordinary provisions set aside at the close of 2004 for allowance for doubtful accounts (Eu13 million) and for the scheduled shutdown at the Puertollano and Tarragona crackers in 2005 and 2007 (Eu14 million).

Enhanced fourth quarter results year-on-year were driven by larger sales volumes and higher international margins, particularly on base chemicals (+64.4%) where ethylene, propylene, and particularly benzene (+118.7%) prices were up, and by the business margin in Argentina (urea and methanol).

Total petrochemical product sales were 1.1 million tons, rising 7.2% in comparison to fourth quarter 2003, when the accident at the Puertollano refinery in August 2003 had resulted in a scarcity of raw materials.

2004 results

Operating income in 2004 surged 63.2% year-on-year to Eu253 million, underpinned by sales growth and higher international margins on base petrochemicals and derivatives in Argentina (urea and methanol). Derivative chemical margins were, however, lower in Europe, for although it was possible to pass the higher ethylene and propylene prices through to retail prices sustaining stable margins in the polyolefin area, extremely high benzene prices (+63.4%) severely shortened those for styrene.

Total petrochemical product sales were 4.1 million tons, surpassing the 4.0 million tons sold in 2003.

Investments

Fourth quarter 2004 investments were Eu239 million, reaching Eu293 million in 2004, rising 261.7% year-on-year. Most of this investment was spent on the acquisition of the Sines complex (Portugal), upgrading existing units and increasing capacity. Revamping of the Propylene oxide/Styrene complex also began at Tarragona, and will make this business considerably more competitive.

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2.4.- GAS & POWER

QUARTER				Unaudited figures	ACCUMULATED
4Q 2003	3Q 2004	4Q 2004	% Variation 4Q04/4Q03		Jan-Dec 2003	Jan-Dec 2004	% Variation 04/03
61	70	70	14.8	OPERATING INCOME (Million euros)	212	274	29.2
8.29	7.61	8.73	5.3	GAS SALES (Bcm) (1)	30.34	32.85	8.3
148	186	114	-23.0	INVESTMENTS (Million euros)	511	779	52.4

(1)	1 Bcm = 1,000 million cubic meters = 11,626.4 GWh = 10,000 million thermies

Note: For ease of comparison on equivalent terms, Gas Natural SDG volume and client figures are represented at 100%.

Fourth quarter results

Operating income in fourth quarter 2004 was 14.8% higher year-on-year reaching Eu70 million, versus Eu61 million in the same quarter 2003. This growth mainly reflects the impact of Repsol YPF’s higher stake in Gas Natural SDG (in this fourth quarter, Gas Natural SDG consolidated at 30.85%, in comparison to an average of 27.12% in same quarter of last year and enhanced performance from the latter. The improvement in gas distribution in Spain, organic business growth in America, and acquisitions in Puerto Rico, Brazil and Italy was partially curtailed by a fall in the unitary margins on gas commercialisation in Spain.

Gas sales in the fourth quarter were 8.73 Bcm, 5.3% higher than the same period the year before owing to growth in Gas Natural SDG international wholesale activities and higher sales in Latin America and Italy.

In Spain, quarterly gas sales fell 3.0% year-on-year to 5.55 Bcm, mainly as a result of lower distribution sales and wholesales to third party distributors, and partially compensated by sales growth by the marketing company. The customer base in Spain increased by 326,000 over the past twelve months, reaching 4.8 million.

Regarding the sale of electricity, Gas Natural SDG now holds around a 6% share of the liberalised market, with sales in fourth quarter surging 52.6% year-on-year to 1,363 GWh. In power generation, the San Roque and San Adrián de Besós combined cycle plants, together with the installed cogeneration and eolic power, produced 1,641 GWh in this quarter.

Gas & power operations in Latin America produced an income of Eu19 million this quarter, more than trebbling the same period last year. This large growth is mainly attributable to enhanced sales in the region (Brazil 27.8%, Colombia 20.1%, and Mexico 6.4%, partially offset by underperformance in Argentina –5.4%); the aforementioned higher stake in Gas Natural SDG; Puerto Rico’s contribution, consolidated since November 2003; and the global consolidation of CEG and CEG Rio in Brazil. Higher sales were mainly driven by the incorporation of 280,000 new customers over the past twelve months, bringing the total in Latin America to 4.5 million; economic recovery throughout the region, and higher sales to power stations in Brazil. This performance was partially mitigated by lower sales to the industrial sector in Argentina, where large customers are switching over to the market of third party access services.

Natural gas trading sales outside Spain, which from the first quarter onwards have included the Group’s sales in Italy with 252,000 customers, reached 1.24 Bcm, much higher than the 0,85 Bcm recorded in the same quarter 2003.

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2004 results

Operating income in 2004 was Eu274 million versus Eu212 million in 2003. This rise was mainly attributable to the higher stake in Gas Natural SDG and that Company’s positive earnings performance, as detailed previously in this report.

Investments

Fourth quarter investment in Gas & Power was Eu114 million, 23% lower than in fourth quarter 2003. Expenditure for the whole of 2004 increased 52.4% year-on-year to Eu779 million, mainly on the back of the additional stake acquisition in Gas Natural SDG over the period, to reach a total shareholding of 30.85%, and the larger investment made by that company during 2004. Gas Natural SDG investment included acquisitions in Italy and Brazil, and a higher investment rate in combined cycle projects.

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2.5. CORPORATE AND OTHERS

This caption, reflecting corporate overheads not attributable to operating areas, recorded an expense of Eu63 million in fourth quarter 2004, and included Eu45 million in expenses now assigned to this caption which were previously booked under the operating areas. An expense of Eu247 million was recorded for the year 2004.

3.- FINANCIAL RESULT

QUARTER				Unaudited figures	ACCUMULATED
4Q 2003	3Q 2004	4Q 2004	% Variation 4Q04/4Q03	BREAKDOWN OF FINANCIAL RESULT (Million euros)	Jan-Dec 2003	Jan-Dec 2004	% Variation 04/03
10,660	8,635	9,385	-11.9	AVERAGE GROSS DEBT	11,225	9,098	-18.9
5.08	4.84	5.13	1.0	Average GROSS Cost (%)	5.11	4.93	-3.5
102	84	94	-7.8	NET interest EXPENSE	447	351	-21.5
-5	-4	-4	-20.0	Capitalised INTEREST	-26	-17	34.6
8	1	-27	—	Other financial costs	-21	-47	-123.8
105	81	63	-40.0	NET Financial EXPENSE	400	287	-28.3

In the fourth quarter 2004, financial results showed an expense of Eu63 million versus Eu105 million in the same quarter a year earlier. Net interest expenses in this quarter reached Eu94 million against Eu102 million in the same quarter a year earlier.

The 7.8% cutback on net interest expense was due to the lower level of average net debt.

Financial results in 2004 totalled Eu287 million versus Eu400 million in 2003, and were the outcome of positive exchange rate differences and a Eu96 million reduction in interest expense, consequence of the fall in average net debt.

4.- EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

QUARTER				Unaudited figures	ACCUMULATED
4Q 2003	3Q 2004	4Q 2004	% Variation 4Q04/4Q03	BREAKDOWN OF UNCONSOLIDATED AFFILIATES (Million euros)	Jan-Dec 2003	Jan-Dec 2004	% Variation 04/03
16	—	-5	—	EXPLORATION & PRODUCTION	52	—	—
10	6	5	-50.0	REFINING & MARKETING	29	21	-27.6
10	14	25	150.0	CHEMICALS	34	48	41.2
11	6	2	-81.8	GAS & POWER	31	18	-41.9
47	26	27	-42.5	TOTAL	146	87	-40.4

Fourth quarter income from unconsolidated affiliates totalled Eu27 million in comparison to Eu47 million in the same quarter 2003, and mainly comprised income posted by PBB Polisur (Eu20 million), CLH (Eu7 million), Petroken (Eu6 million), Enagas (Eu4 million), and the share in the losses posted by AESA (Eu3 million) and Oleoducto Transandino (Eu3 million). The main difference in E&P with respect to 2003 resides in the change in consolidation method for Atlantic LNG Co. of Trinidad & Tobago and Atlantic LNG 2/3 Co. of Trinidad & Tobago, both of which were previously equity accounted and in 2004 have been proportionally integrated in the Group’s accounts.

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Income from unconsolidated affiliates for the whole of 2004 totalled Eu87 million, mainly relating to earnings from PBB Polisur (Eu37 million), CLH (Eu26 million), Enagás (Eu17 million), and Petroken (Eu10 million).

5.- GOODWILL AMORTIZATION

QUARTER				Unaudited figures	ACCUMULATED
4Q 2003	3Q 2004	4Q 2004	% Variation 4Q04/4Q03	GOODWILL AMORTIZATION (Million euros)	Jan-Dec 2003	Jan-Dec 2004	% Variation 04/03
42	44	45	7.1	ACCOUNTABLE	174	176	1.1
82	85	78	-4.9	ASSIGNED TO ASSETS	339	326	-3.8
124	129	123	-0.8	TOTAL	513	502	-2.1

Accountable goodwill amortization in fourth quarter 2004 was Eu45 million. For the whole year, this figure was Eu176 million versus Eu174 million the year before.

6.- EXTRAORDINARY ITEMS

QUARTER				Unaudited figures	ACCUMULATED
4Q 2003	3Q 2004	4Q 2004	% Variation 4Q04/4Q03	BREAKDOWN OF EXTRAORDINARY ITEMS (Million euros)	Jan-Dec 2003	Jan-Dec 2004	% Variation 04/03
-74	-11	-667	—	EXTRAORDINARY INCOME/EXPENSE BEFORE TAX	-154	-682	—
-50	-6	-417	—	EXTRAORDINARY INCOME/EXPENSE AFTER TAX	-106	-426	—

An extraordinary before-tax expense of Eu667 million was recorded in fourth quarter 2004 versus an expense of Eu74 million in the same quarter last year, resulting in Eu682 million in extraordinary losses in 2004.

In this quarter, this figure mainly includes provisions for tax contingencies, basically in Spain and Argentina (Eu411 million), contract related contingencies (Eu140 million), asset depreciation (Eu89 million) and other items involving several factors in Spain and Argentina. These expenses were reduced thanks to extraordinary income from the partial reversion of asset depreciation provisions booked in previous years.

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7.- TAXES

The corporate tax rate in fourth quarter 2004 was 34.4% versus 32% in the same period the year before. The Group’s tax rate in 2004 was 37.5%. The corporate tax payment for the year amounted to Eu1,309 million.

8.- MINORITY INTERESTS

QUARTER				Unaudited figures	ACCUMULATED
4Q 2003	3Q 2004	4Q 2004	% Variation 4Q04/4Q03	BREAKDOWN OF INCOME FROM MINORITY INTERESTS (Million euros)	Jan-Dec 2003	Jan-Dec 2004	% Variation 04/03
40	39	39	-2.5	PREFERENCE SHARES	157	156	-0.6
10	15	21	110.0	OTHERS	53	74	39.6
50	54	60	20.0	TOTAL	210	230	9.5

Income attributable to minority interests in 2004 rose year-on-year to Eu230 million. The main difference originated in the impact on Petronor minority shareholders because of higher year-on-year income posted by this company.

This caption includes an expense of Eu39 million in the quarter for the remuneration on preference shares in circulation, which provides an average Eu3,560 million in additional financing for the company, at an annualised cost of 4.28%.

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9.- HIGHLIGHTS

We would like to highlight the following events that have arisen since our last quarterly report:

On 13 January last, Repsol YPF announced a corporate restructuring designed to facilitate the fulfilment of the goals that will be set out in the company’s forthcoming Strategic Plan. The restructuring of Repsol YPF, under the leadership of its Chairman and Chief Executive Officer, Antonio Brufau, responds to the following four key points: to make the company more market and client oriented and bring it nearer to the marketplace; decentralise and speed up the decision-making process; establish managers’ direct responsibility for earnings; raise efficiency and reduce the weight of corporate areas. Furthermore, as part of its philosophy to stay at the forefront of good corporate governance practices, Repsol YPF will strengthen the Board’s control functions by assigning additional powers to its Audit and Control Committee in matters of Reserve Booking, Safety and the Environment.

The following changes have taken place in the Board of Directors:

•	On 27 October 2004, the Board of Directors resolved to appoint Jordi Mercader Miró, as proposed by our shareholder, LA CAIXA, to fill the vacancy left on Alfonso Cortina’s resignation. The Board also resolved to appoint Mr. Mercader as member of the Audit and Control Commission, in the place of Antonio Brufau.

•	On 12 December 2004, the administrator of PEMEX INTERNACIONAL ESPAÑA, S.A. informed Repsol YPF, S.A. of that company’s decision to nominate Luis Ramires-Corzo Hernández as their representative on the Board of Directors, and as member of the Management Committee to the Board, and the Strategy, Investment and Competition Committee.

•	On February 2nd, as proposed by the Chairman and CEO, Antonio Brufau, it was resolved to appoint Luis Suárez de Lezo Mantilla as member of the Board in the place of Ramón Blanco Balín. This new member of the Repsol YPF Board of Directors is also the company’s Executive Director of Legal Affairs and Secretary to the Board.

On 4 October last, through its affiliate Repsol International Finance BV, Repsol YPF completed a 10-year eurobond placement for Eu1 billion, with a 0.57% differential on the mid-swap level. This issue is intended to prefinance bonds maturing in the summer of 2004, in line with the Group’s prudent financial policy.

On 15 December 2004, the Repsol YPF Board of Directors approved the payment of an interim dividend of Eu0.25 per share against the 2004 financial year. The Repsol YPF Chairman, Antonio Brufau, also announced his intention of submitting a proposal at the next Annual General Meeting for the payment of a total dividend against 2004 of Eu0.50 per share, 25% higher than the dividend paid in 2003.

In Exploration & Production, on 17 November 2004, Repsol YPF and Gas Natural SDG were awarded an important integrated project for the joint exploration, production, and marketing of liquefied natural gas (LNG) in the Gassi Touil Rhourde Nouss and Hamra zone, in east Algeria, under a tender process organised by the Algerian state-owned company, Sonatrach. This is the largest contract for a gas project in Algeria ever undertaken by a consortium of foreign companies.

This consortium, in which Repsol YPF holds a 60% stake and Gas Natural SDG 40%, will make a joint investment of Eu1,628 million ($2.1 billion) in this 30-year project, which in addition to the exploration and development of reserves in the area, also contemplates the construction of a liquefied natural gas plant in Arzew for joint marketing of the gas produced under this concession. The liquefaction plant will have a capacity for 5.2 bcm/year of LNG, equivalent to 20% of Spain’s domestic consumption, and could be enlarged in the future with a second train.

In Venezuela, Repsol YPF has discovered gas at the Sipororo 2x discovery well in the Barrancas block, which spreads over the states of Barinas, Portuguesa and Trujillo in southwest Venezuela. This block was awarded in its entirety to Repsol YPF in 2001 under a concession for the exploration and exploitation of non-associated gaseous hydrocarbons (free gas), and gas production is expected to

16

start in the second half of 2005. Scheduled to reach 2 million cubic metres per day by 2006, this gas will initially feed a power station to be installed in the municipality of Obispos in the state of Barinas.

Last December, Repsol YPF reached an agreement with the Venezuelan Ministry of Energy and Mines and Petróleos de Venezuela S.A. (PDVSA) to raise natural gas production at the Quiriquire block, in respect of the existing contract signed in 2001. This allow Repsol YPF to increase proved natural gas reserves at the block by 118 Bcf (3.3 million cubic meter), and reserves of associated liquids by 1.75 million barrels: all in all, producing an increase in reserves at the block of 22.8 million boe. The Quiriquire block is operated by Repsol YPF, with a 100% stake.

Also in December, in Trinidad & Tobago, Repsol YPF and BP, through their joint venture in the islands, BPTT (70% BP and 30% Repsol YPF), discovered a large gas field with their discovery well, Chachalaca x-1, holding approximately 360 million barrels of oil equivalent in estimated reserves. The well reached a total depth of 4,765 metres and is located in the East-Mayaro Block, offshore in the Atlantic Ocean, east of Trinidad. This find is near producing fields, which will facilitate and speed up its development, thus providing a secure gas supply for the projects currently underway.

In Refining & Marketing, on 10 December 2004, Repsol YPF signed an agreement with Royal Dutch/Shell for the acquisition of that company’s LPG business in Portugal. The deal also included the purchase of two bottling plants, one in Matosinhos, with a 3,900-ton LPG storage capacity, and another in Banática, with a storage capacity for 2,700 tons. The Company also acquired all commercial assets necessary for the normal running of this business. This acquisition is in keeping with Repsol YPF’s strategy to strengthen its global presence in the world’s LPG market and grow in a natural market such as Portugal. The agreement is subject to approval by European Anti-Trust Authorities. Prior to this transaction, Repsol YPF had already acquired Shell’s service station network and the Borealis chemical plant in Sines, both in Portugal, thus greatly strengthening its presence in that country.

In Chemicals, the deal whereby Repsol YPF acquired Boreales Polímeros Lda. from Borealis A/S took effect as of 30 November last. This deal included all the assets in the petrochemical complex at Sines (Portugal), among which there was a cracker, with a production of approximately 350,000 tons of ethylene and 180,000 tons of propylene per annum, and two polyethylene plants: one producing 145,000 tons per annum of low density and the other 130,000 tons of high density. This acquisition will give a 38% boost to Repsol YPF’s current cracker production capacity, and raise the production capacity of polyolefin by 28%, and polyethylene by 55%.

The deal forms part of Repsol YPF’s strategy for growth in two core businesses: base petrochemicals and polyolefins, and in markets of the Iberian Peninsula and the south of Europe. It also broadens the company’s product mix by introducing new, high value-added applications, not available to date, and balancing the Tarragona complex’s current deficit in ethylene and propylene.

Turning to Corporate Responsibility, as already mentioned herein, the powers of the Audit and Control Committee have been strengthened in line with the best corporate government practices. Furthermore, our policy of transparency towards stakeholders has received two acknowledgements. Repsolypf.com was declared the best website for transparency of all European energy companies in the 2004 Corporate Webranking carried out by the Financial Times and the Swedish consultants Hallvarsson&Halvarsson. Leaping up to 6th place in last year’s eighth edition of the survey, the company was proclaimed the best Spanish corporate website; ranking top in the European energy sector, and sixth best in Europe in terms of transparency towards its investors.

And finally, for the second time, the Repsol YPF 2003 Environmental Report was also proclaimed “Best Environmental Report” of all those presented by Spanish companies, a distinction awarded by the Instituto de Censores Jurados de Cuentas (Institute of Chartered Accountants) and the Asociación Española de Contabilidad y Administración de Empresas (Spanish Association of Accounting and Business Administration), in compliance with the European Sustainability Reporting Awards (ESRA) standards.

Madrid, 22 February 2005

17

TABLES

RESULTS FOURTH QUARTER 2004

18

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million Euros)

(Unaudited figures)

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q03	3Q04	4Q04	2003	2004
EBITDA (1)	1,435	1,869	1,914	6,156	7,058
Operating income	852	1,200	1,227	3,860	4,547
Financial results	(105)	(81)	(63)	(400)	(287)
Equity on earnings of unconsolidated affiliates	47	26	27	146	87
Goodwill amortization	(42)	(44)	(45)	(174)	(176)
Extraordinary items	(74)	(11)	(667)	(154)	(682)
Income before income tax and minority interests	678	1,090	479	3,278	3,489
Income tax	(216)	(415)	(165)	(1,048)	(1,309)
Net income before minority interests	462	675	314	2,230	2,180

Minority interest	(50)	(54)	(60)	(210)	(230)

Net income	412	621	254	2,020	1,950

Cash-flow after taxes (3)	935	1,333	1,573	4,477	5,367
Net income per share (*)
* Euros/share	0.34	0.51	0.21	1.65	1.60
* $/ADR	0.43	0.63	0.28	2.08	2.16

Cash-flow per share (*)
* Euros/share	0.77	1.09	1.29	3.67	4.40
* $/ADR	0.96	1.35	1.74	4.62	5.95

(*)	Calculated on 1,220,863,463 shares

(1)	EBITDA: (Operating income plus amortisations +/- other expense/income not generating movements in cash flow included in operating income)

US$/€ exchange rate at the end of each quarter

1.260 USD/Euro in 4Q03

1.234 USD/Euro in 3Q04

1.354 USD/Euro in 4Q04

19

BREAK-DOWN OF REPSOL YPF OPERATING REVENUES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million Euros)

(Unaudited figures)

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q03	3Q04	4Q04	2003	2004
Exploration & Production	1,534	2,116	1,829	6,419	7,610
Spain	193	31	29	523	109
Argentina	887	1,126	1,113	3,981	4,243
Others in Latin America	305	760	515	1,259	2,539
Other countries	149	199	172	656	719
Refining & Marketing	8,061	8,988	9,625	32,480	35,074
Spain	5,354	6,553	6,958	21,431	25,103
Argentina	1,490	1,394	1,301	6,254	5,040
Others in Latin America	757	831	859	2,974	3,191
Other countries	460	210	507	1,821	1,740
Chemicals	640	826	877	2,240	3,025
Spain	537	654	700	1,774	2,443
Argentina	103	170	143	466	544
Others in Latin America	—	2	1	—	5
Other countries	—	—	33	—	33
Gas & Power.	435	442	549	1,486	1,845
Spain	360	339	463	1,252	1,506
Argentina	17	15	12	44	51
Others in Latin America	49	72	33	163	203
Other countries	9	16	41	27	85
Corporate and Others	(1,255)	(1,706)	(1,478)	(5,419)	(5,865)

TOTAL	9,415	10,666	11,402	37,206	41,689

(*)	The difference between figures published in columns 4Q04 and 2004 of this table and those published in the preview of income statement report for fourth quarter 2003 is because of an error in the latter, which has been corrected herein.

20

BREAK-DOWN OF REPSOL YPF OPERATING INCOME

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million Euros)

(Unaudited figures)

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q03	3Q04	4Q04	2003	2004
Exploration & Production	526	705	660	2,352	2,638
Spain	4	(2)	16	(10)	34
Argentina	351	467	421	1,615	1,663
Others in Latin America	125	140	167	474	645
Other countries	46	100	56	273	296
Refining & Marketing	226	397	493	1,196	1,629
Spain	133	298	421	677	1,250
Argentina	79	101	66	466	359
Others in Latin America	13	(3)	(1)	41	8
Other countries	1	1	7	12	12
Chemicals	34	95	67	155	253
Spain	10	45	27	43	111
Argentina	24	50	38	112	140
Others in Latin America	—	—	—	—	—
Other countries	—	—	2	—	2
Gas & Power.	61	70	70	212	274
Spain	47	42	42	161	175
Argentina	—	4	1	9	11
Others in Latin America	6	16	18	16	54
Other countries	8	8	9	26	34
Corporate and Others	5	(67)	(63)	(55)	(247)

TOTAL	852	1,200	1,227	3,860	4,547

21

BREAK-DOWN OF REPSOL YPF EBITDA (*)

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million Euros)

(Unaudited figures)

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q03	3Q04	4Q04	2003	2004
Exploration & Production	846	1,117	1,073	3,688	4,143
Spain	17	2	20	36	49
Argentina	567	707	685	2,554	2,636
Others in Latin America	196	284	279	728	1,049
Other countries	66	124	89	370	409
Refining & Marketing	375	556	670	1,785	2,247
Spain	232	404	542	1,067	1,666
Argentina	115	134	94	597	482
Others in Latin America	23	14	19	95	68
Other countries	5	4	15	26	31
Chemicals	78	137	113	328	427
Spain	47	80	62	184	251
Argentina	31	57	46	144	171
Others in Latin America	—	—	—	—	—
Other countries	—	—	5	—	5
Gas & Power	91	98	103	293	394
Spain	71	62	66	220	261
Argentina	(1)	4	3	9	14
Others in Latin America	0	22	20	18	72
Other countries	21	10	14	46	47
Corporate and Others	45	(39)	(45)	62	(153)

TOTAL	1,435	1,869	1,914	6,156	7,058

(*)	EBITDA: Operating income plus amortisations +/- other expense/income not generating movements in cash flow included in operating income

22

BREAK-DOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS (*)

(Million Euros)

(Unaudited figures)

	QUARTERLY FIGURE			JANUARY-DECEMBER
	4Q03	3Q04	4Q04	2003	2004
Exploration & Production	337	307	291	2,168	1,183
Spain	(3)	—	9	11	12
Argentina	164	151	179	604	604
Others in Latin America	118	132	65	1,435	456
Other countries	58	24	38	118	111
Refining & Marketing	256	213	711	663	1,310
Spain	153	143	259	403	634
Argentina	24	29	57	55	109
Others in Latin America	74	35	63	195	168
Other countries	5	6	332	10	399
Chemicals	25	19	239	81	293
Spain	20	16	27	70	72
Argentina	5	3	9	11	18
Others in Latin America	—	—	—	—	—
Other countries	—	—	203	—	203
Gas & Power	148	186	114	511	779
Spain	94	68	93	421	586
Argentina	4	1	1	8	4
Others in Latin America (**)	49	54	16	75	84
Other countries (**)	1	63	4	7	105
Corporate and Others	323	85	62	414	182

TOTAL	1,089	810	1,417	3,837	3,747

(*)	Capitalized deferred expenses not included

23

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million Euros)

(Unaudited figures)

		DECEMBER 2003	DECEMBER 2004
	Start-up expenses	23	1

	Intangible assets	992	1,379

	Property, plants and equipment	19,471	19,635

A.	Long term financial assets	498	472

	Other financial assets	963	712

	Goodwill arising on consolidation	2,496	2,681

	Deferred tax assets	924	1,054

	Deferred expenses	662	883

B.	Temporary cash investments and cash on hand and in banks	5,278	4,054

	Other current assets	6,726	8,072

	TOTAL ASSETS	38,033	38,943

C.	Shareholders equity	13,632	14,545

D.	Minority interests	4,054	4,036

	Negative consolidation difference	13	23

	Long term liabilities	1,454	2,144

E.	Subsidies and deferred revenues	336	276

	Deferred tax liabilities	674	736

F.	Long term debt	6,454	6,012

G.	State financing of investments in exploration	3	—

	Non-interest bearing liabilities	1,228	1,773

H.	Short term debt	4,369	3,434

	Other current liabilities	5,816	5,964

	TOTAL EQUITY / LIABILITIES	38,033	38,943

I.	NET DEBT (Sum of F+H-A-B)	5,047	4,920

	CAPITALIZATION (Sum of C+D+E+G+I)	23,072	23,777

	TOTAL CAPITAL EMPLOYED (Sum of C+D+I)	22,733	23,501

	ROCE before extraordinary, non recurring items and Goodwill amortization	18.6%	19.6%

24

REPSOL YPF CONSOLIDATED STATEMENTS OF CASH-FLOWS

JANUARY - DECEMBER 2003 & 2004

(Million Euros)

(Unaudited figures)

	4th QUARTER		JANUARY- DECEMBER
	2003	2004	2003	2004
CASH-FLOW FROM OPERATING ACTIVITIES
Net income	412	254	2,020	1,950
Adjustments to reconcile net income to net cash provided by operating
Amortizations	592	648	2,419	2,572
Net Provisions	102	632	260	756
Minority interest	50	60	210	230
Income from asset divestments	3	2	(56)	(21)
Deferred taxes and others	(224)	(23)	(376)	(120)

SOURCES OF FUNDS	935	1,573	4,477	5,367
Changes in working capital	970	253	896	(1,130)

	1,905	1,826	5,373	4,237

CASH-FLOW FROM INVESTING ACTIVITIES
Investments
Capital expenditures	(875)	(818)	(2,241)	(2,392)
Investments in intangible assets	(50)	(20)	(80)	(83)
Financial investments	(137)	13	(392)	(189)
Acquisition of shareholdings in consolidated subsidiaries	(27)	(592)	(1,124)	(1,083)

Total Investments	(1,089)	(1,417)	(3,837)	(3,747)
Capitalized deferred expenses	(9)	(19)	(24)	(37)

	(1,098)	(1,436)	(3,861)	(3,784)
Divestments	50	100	228	261

	(1,048)	(1,336)	(3,633)	(3,523)

CASH-FLOW FROM FINANCING ACTIVITIES
Loan proceeds and other long-term debt	140	1,557	2,045	1,767
Repayment of long term loans and other noncurrent liabilities	(62)	1,009	(714)	(391)
Variation in current financial assets	(605)	(2,703)	(2,388)	(1,102)
Subsidies received	11	10	47	41
Provisions and others	(31)	(70)	(44)	(166)
Dividend paid	(292)	(364)	(634)	(752)

	(839)	(561)	(1,688)	(603)

Net change in cash and cash equivalents	18	(71)	52	111

Cash and cash equivalents at the beginning of the period	229	429	195	247

Cash and cash equivalents at the end of the period	247	358	247	358

25

ANNEX 1

OPERATING HIGHLIGHTS

4th Quarter 2004

26

OPERATING HIGHLIGHTS E&P

	UNITS	2003					2004					% Var 04/03
		1Q	2Q	3Q	4Q	ACUM	1Q	2Q	3Q	4Q	ACUM
-HYDROCARBON PRODUCTION	K Bep/d	1,002.7	1,161.9	1,224.1	1,138.6	1,132.5	1,124.9	1,179.1	1,210.7	1,148.1	1,165.8	2.9
Crude and Liquids production	K Bep/d	575.6	604.9	605.0	591.9	594.4	579.7	575.5	564.8	549.4	567.3	-4.6
-Spain	K Bep/d	3.4	2.5	4.8	5.4	4.0	4.6	3.5	4.3	2.7	3.8	-7.4
-Argentina	K Bep/d	426.9	439.1	440.6	421.3	432.0	405.7	404.7	401.1	385.3	399.2	-7.6
-Rest in Latino America	K Bep/d	84.7	101.0	100.0	105.4	97.8	111.5	111.3	105.9	106.8	108.9	11.3
-Other countries	K Bep/d	60.6	62.3	59.5	59.7	60.5	57.9	56.1	53.6	54.7	55.5	-8.3

Natural Gas production	KBep/d	427.1	557.0	619.2	546.8	538.1	545.1	603.6	645.9	598.7	598.4	11.2
-Spain	K Bep/d
-Argentina	K Bep/d	246.0	350.9	401.4	312.5	328.1	321.9	374.4	390.9	334.5	355.5	8.3
-Rest in Latino America	K Bep/d	163.5	186.3	199.1	215.4	191.2	207.9	215.0	244.4	252.5	230.1	20.3
-Other countries	K Bep/d	17.6	19.9	18.7	18.8	18.7	15.4	14.2	10.6	11.6	12.9	-31.1

OPERATING HIGHLIGHTS CHEMICALS

	UNITS	2003					2004					% Var 04/03
		1Q	2Q	3Q	4Q	ACUM	1Q	2Q	3Q	4Q	ACUM
SALES OF PETROCHEMICALS PRODUCT	Kt	969	1,011	1,055	1,002	4,038	953	1,010	1,095	1,074	4,132	2.3
By tipe of product
-Base petrochemical	Kt	100	120	101	105	426	104	116	99	108	427	0.3
-Spain	Kt	37	63	50	56	206	58	69	60	69	255	24.0
-Argentina	Kt	40	39	39	32	150	31	31	25	26	113	-24.5
-Rest of the world	Kt	23	17	12	17	70	15	16	14	13	59	-15.9

-Derivative petrochemicals	Kt	869	891	954	898	3,612	849	894	996	965	3,704	2.5
-Argentina	Kt	103	152	262	156	674	102	211	274	193	780	15.8
-Rest of the world	Kt	456	459	404	468	1,787	461	395	438	492	1,787	0.0

(*)	2003 data have been amended to present a more exact picture of the Repsol YPF chemical business. Adjustments have been made in the consolidation of affiliates and the concept of base and derivatives has changed. Base chemicals now include external olefin sales, in line with international margin indicators, and the rest of chemical activity is booked under derivatives.

OPERATING HIGHLIGHTS G&P

	UNITS	2003					2004					% Var 04/03
		1Q	2Q	3Q	4Q	ACUM	1Q	2Q	3Q	4Q	ACUM
NATURAL GAS	bcm	7.54	7.11	7.40	8.29	30.34	8.91	7.61	7.61	8.73	32.85	8.3
-Spain	bcm	5.23	4.59	4.80	5.73	20.34	6.09	4.82	4.53	5.55	20.99	3.2
-Argentina	bcm	0.39	0.69	0.89	0.51	2.49	0.42	0.76	0.76	0.49	2.43	-2.2
-Rest in Latino America	bcm	1.17	1.13	1.16	1.20	4.67	1.33	1.32	1.40	1.44	5.49	17.7
-Other countries	bcm	0.75	0.70	0.55	0.85	2.84	1.06	0.71	0.92	1.24	3.94	38.7

Since 2Q2004 and with effect as of January 2003, natural gas sales in Spain include wholesale of LNG for Spain territory, booked under “Rest of the world” in previous quarters.

27

OPERATING HIGHLIGHTS R&M

	2003						2004					% Var 04/03
	UNITS	1Q	2Q	3Q	4Q	ACUM	1Q	2Q	3Q	4Q	ACUM
-CRUDE OIL PROCESSED	M tep	12.9	13.9	13.1	13.5	53.4	13.0	14.0	14.1	13.8	54.9	2.8
-Spain	M tep	7.6	8.6	8.0	8.2	32.4	8.0	8.8	8.9	8.6	34.3	5.9
-Argentina	M tep	3.9	3.8	3.8	3.9	15.4	3.7	3.8	4.1	3.8	15.4	0.0
-Other countries	M tep	1.4	1.5	1.3	1.4	5.6	1.3	1.4	1.1	1.4	5.2	-7.1
-SALES OF OIL PRODUCTS	Kt	12,711	13,336	13,897	13,633	53,577	13,170	13,285	14,121	14,392	54,968	2.6
- Sales in Spain	Kt	7,523	7,985	8,498	7,903	31,909	7,927	8,074	8,409	8,618	33,028	3.5
- Own network	Kt	5,031	5,233	5,797	5,382	21,443	5,173	5,153	5,463	5,536	21,325	-0.6
- Light products	Kt	4,084	4,087	4,179	4,200	16,550	4,243	4,120	4,292	4,472	17,127	3.5
- Other Products	Kt	947	1,146	1,618	1,182	4,893	930	1,033	1,171	1,064	4,198	-14.2
-Other Sales to Domestic Market	Kt	1,561	1,606	1,747	1,504	6,418	1,556	1,700	1,747	1,807	6,810	6.1
- Light Products	Kt	1,037	1,057	1,160	1,069	4,323	1,146	1,248	1,257	1,313	4,964	14.8
- Other Products	Kt	524	549	587	435	2,095	410	452	490	494	1,846	-11.9
-Exports	Kt	931	1,146	954	1,017	4,048	1,198	1,221	1,199	1,275	4,893	20.9
- Light Products	Kt	306	518	293	205	1,322	385	451	396	377	1,609	21.7
- Other Products	Kt	625	628	661	812	2,726	813	770	803	898	3,284	20.5
-Sales in Argentina	Kt	3,173	3,050	3,222	3,320	12,765	3,082	3,064	3,404	3,232	12,782	0.1
- Own network	Kt	1,696	1,695	1,685	1,729	6,805	1,727	1,905	1,902	1,948	7,482	9.9
- Light products	Kt	1,389	1,376	1,340	1,389	5,494	1,389	1,519	1,510	1,605	6,023	9.6
- Other Products	Kt	307	319	345	340	1,311	338	386	392	343	1,459	11.3
-Other Sales to Domestic Market	Kt	290	331	345	345	1,311	331	322	248	294	1,195	-8.8
- Light Products	Kt	213	242	234	258	947	238	226	153	208	825	-12.9
- Other Products	Kt	77	89	111	87	364	93	96	95	86	370	1.6
-Exports	Kt	1,187	1,024	1,192	1,246	4,649	1,024	837	1,254	990	4,105	-11.7
- Light Products	Kt	799	711	878	779	3,167	616	558	725	528	2,427	-23.4
- Other Products	Kt	388	313	314	467	1,482	408	279	529	462	1,678	13.2
-Sales Rest of Latin America	Kt	1,802	2,032	1,900	2,159	7,893	1,897	1,876	2,024	2,269	8,066	2.2
- Own network	Kt	780	851	984	983	3,598	925	917	950	849	3,641	1.2
- Light products	Kt	663	684	795	797	2,939	727	722	748	732	2,929	-0.3
- Other Products	Kt	117	167	189	186	659	198	195	202	117	712	8.0
-Other Sales to Domestic Market	Kt	752	895	816	838	3,301	759	850	889	1,072	3,570	8.1
- Light Products	Kt	556	643	589	608	2,396	585	603	696	833	2,717	13.4
- Other Products	Kt	196	252	227	230	905	174	247	193	239	853	-5.7
-Exports	Kt	270	286	100	338	994	213	109	185	348	855	-14.0
- Light Products	Kt	0	0	0	0	0	10	12	12	36	70	100.0
- Other Products	Kt	270	286	100	338	994	203	97	173	312	785	-21.0
-Sales in other countries	Kt	213	269	277	251	1,010	264	271	284	273	1,092	8.1
- Own network	Kt	213	269	277	251	1,010	264	271	284	273	1,092	8.1
- Light products	Kt	184	218	219	212	833	233	230	219	240	922	10.7
- Other Products	Kt	29	51	58	39	177	31	41	65	33	170	-4.0
- LPG	Kt	958	761	656	818	3,193	938	801	662	816	3,217	0.8
-Sales in Spain	Kt	684	447	331	530	1,992	653	468	319	515	1,955	-1.9
-Sales in Argentina	Kt	67	91	90	60	308	64	94	89	63	310	0.6
-Sales in Rest of Latin America	Kt	181	205	218	205	809	194	219	237	213	863	6.7
-Sales in other countries	Kt	26	18	17	23	84	27	20	17	25	89	6.0

Other sales to the domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

28

4th QUARTER & FULL YEAR 2004 PRELIMINARY RESULTS

WEBCAST-CONFERENCE CALL

14.00 H CET

Item 3

February, 22nd 2005

Disclaimer

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including with respect to trends affecting Repsol YPF’s financial condition, results of operations, business, strategy, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures and investments. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, results of operations, business, strategy, production volumes, reserves, capital expenditures and investments could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key Information about Repsol YPF—Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

1

HIGHLIGHTS

Antonio Brufau Chairman & CEO

New Organization

Company oriented to results and target fulfilment Decision making process decentralized Increasing managers’ direct responsibility for earnings Enhancing empowerment to foster cost cutting Reducing the size of the corporation

Highlights 3

New Organization

Highlights 4

Repsol YPF

Well balanced between Upstream and Downstream Good reserves to production ratio, particularly in gas Ample possibilities for growth Unique relationship with Gas Natural sdg Leadership in Latin America Very cost efficient operator Low organic replacement ratio in 2003 and 2004 Limited E&P diversification

Highlights 5

Strategy Update

Selective growth strategy

Geographical diversification

Larger investment in new upstream projects Capital discipline and cost contention Committed to continuing as a low-cost operator

Strategy Day in May 2005

Highlights 6

2004 Results

Net Income

2,000

1,000

1,950

3.5%

2,020

2003 2004

Million Euro

Adjusted Net Income

3,000 1,500 0

2,676

+7.0%

0%

2,864

2003 2004

Highlights 7

Hydrocarbon Production

Reported

(KBOE/D)

1,200 600 0

1,133

+2.9%

1,166

2003 2004

Liquids Gas

REPORTED PRODUCTION 2002-2004

Kboepd

1,200 1,150 1,100 1,050 1,000 950 900 850 800 750 700

C.A.G .R. 7.9%

2002 2003 2004

€ 2.6 Billion Operating Income 2.9% Total Production Growth

Exploration & Production 8

Reserves at December 31st

(MBOE)

Proved Reserves

5,433

3,551

1,882

2003

139

3

(223) 4,926 (427)

100% Externally Certified

3,243

1,683

Liquids Gas

Incorporations Additions Revisions Acq/Div Production 2004

Conversion Factor Gas 1 Boe = 5.615scf

Exploration & Production 9

Exploration Activity

2D Seismic Km

87,786

22,321

17,017

2002 2003 2004

Total acreage up 77% since 2002 to 487,000 Km2

2005 Exploration Capex: 450 M$

3D Seismic Km2

44,315

30,661

13,428

2002 2003 2004

Exploration & Production 10

New Projects

Algeria

ARZEW

ALGIERS

H.Messaoud

Rhourde Es Seguir (401 d)

H. R’Mel

Gassi Chergui Ouest

REPSOL/Gas Natural

Reggane

M’Sari Akabli

Gassi Touil – Rhourde Nouss Hamra

TFT

TIFERNINE

Exploration & Production 11

New Projects

Iran

Exploration & Production 12

New Projects

Libya

PELA GIAN SHELF

GULF OF SIRTE

O10

GHADAMES

NC 190

NC115

NC-200

NC186

MURZUQ

NC187

CYRENAICA

SIRTE

O9

S36

K1

KUFRA

K3

Former Blocks

Package 1

Exploration & Production 13

Downstream results

Operating Income

1,800 900 0

1,196

+36.2%

1,629

2003 2004

Million Euro

Record refining margins

Average mid-cycle petrochemicals margins

Lower LPG and marketing margins in Europe

Negative marketing margins in Argentina

Downstream 14

Repsol YPF’s Historic Refining Margins $/Bbl

6 5 4 3 2 1 0

1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

Average 1995-2003

Downstream 15

Downstream acquisitions in Portugal

303 Service Stations Borealis Petrochemical Plan LPG assets from Shell

Downstream 16

Argentina, Bolivia and Brazil (ABB)

Structural change in natural gas market over last years

Natural gas price increases in Argentina, scheduled for May and July 2005 Increase in Bolivian natural gas export prices to Argentina, up to more than $2.14/mscf at the border Argentina nears agreement with debtors and IMF

Bolivian Hydrocarbon Law still pending

Argentina, Bolivia and Brazil 17

2004 Highlights

Production growth 2002-2004 above 5% targeted for 2002-2007 Record downstream operating results Record EBITDA in Chemicals, in a mid-cycle year Strong cash flow generation 25% dividend increase

Highlights 18

Major Developments for the future

Normalization of Argentina

Oil price stable above 40$/bbl

Downstream margins above historical levels

Strong gas demand in the Southern Cone

Two major LNG projects in the Mediterranean and Far East

Highlights 19

RESULTS

Luis Mañas CFO

Adjusted Net Income

800 400 0

786

754

649 675 616

4Q 03 1Q 04 2Q 04 3Q 04 4Q 04

Million euro

Results 21

Operating Income

1,500 750 0

1,227

1,200 1,119 1,001 852

4Q 03 1Q 04 2Q 04 3Q 04 4Q 04

Million euro

Results 22

Year on Year Comparison

REPORTED + + Tax Adj. by Rate

Adj. by €/$ Exchange Rate

Operating Income 17.8% 29.5% 29.5%

Net Income -3.5% 6.1% 16.6%

Adj. Net Income 7.0% 17.6% 26.2%

Net Cash Flow 19.9% 31.8% 37.3%

Results 23

Quarter on Quarter Comparison

Adj. by Adj. by

REPORTED + €/$ + Tax Rate

Exchange Rate

Operating Income 44.0% 54.8% 54.8%

Net Income -38.3% -30.5% -27.3%

Adj. Net Income 27.4% 37.3% 41.2%

Net Cash Flow 68.2% 79.3% 82.7%

Results 24

Full Year Results

Million euro

6,000

3,000

0

3,860

-142

601 -409

-285

-102 1,024

4,547

Operating Income

2003 Oil gas Prices Down. Margins Volume $/€ Exploration Exp. Others 2004

Results 25

Operating income by business areas

E&P

2,352

+

12.2%

2,638

2003 2004

Chemicals

300 150 0

155

+63.2%

253

Million euro

2003 2004

R&M

1,800 900 0

2003 2004

1,629 1,196

+36.2%

300 150 0

274 212

+29.2%

2003 2004

Exploration & Production 26

Price Realizations

WTI

50 25 0

31.1

+10.4$

41.5

2003 2004 $/bbl

Wider differentials for heavy crudes

Higher discounts on internal sales in Argentina

Repsol YPF

50 25 0

+5.4$

30.9 25.5

2003 2004

Exploration & Production 27

Evolution of Gas Price realisation

US$/mscf

1.50 0.75 0.00

1.42

1.27

0.84 0.70

4Q 01 4Q 02 4Q 03 4Q 04

Exploration & Production 28

Operating Costs

Lifting Cost (US$/boe)

-2. 49%

2.57

1.93

2001 2002 2003 2004

Exploration & Production 29

Operating income by business areas

E&P

3,000 1,500 0

2,638 2,352

Chemicals

+12.2% 2003 2004

300 150 0

253

155

2003 2004

+ 63.2% +36.2% 2003 2004

Million euro

R&M

1,800 900 0

1,196

+ 3 6 ..

2%

1,629

G&P

300 150 0

+29.2%

274 212

2003 2004

Refining and Marketing 30

Refining Margins $/Bbl

8 4 0

7.92

5.92 5.45

4.24

3.54 3.08 2.72 2.72

1Q 03 2Q 03 3Q 03 4Q 03 1Q 04 2Q 04 3Q 04 4Q 04

Refining and Marketing 31

Volume Growth

Sales of LPG

Sales of Oil Products

+2.6% 54,968

53,577

3,193

+8.0%

3,217

2003 2004

2003 2004

Thousand Tons

Refining and Marketing 32

Operating income by business areas

E&P

3,000

12.2%

+

1,500

2,638

2,352

0

2003 2004

R&M

1,800

+36.2%

900

1,629

1,196

0

2003 2004

Chemicals

300

+63.2%

150

253

155

0

2003 2004

G&P

300

+29.2%

150

274

212

0

2003 2004

Million euro

Chemicals 33

Chemicals operating income and Cash Flow

500

400

300

200

100

0

Operating Cash-Flow

Operating Income

1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

Million euro

Chemicals 34

Volume Growth

Petrochemical Sales

4,038

+2.8%

4,151

2003 2004

Thousand Tons

Chemicals 35

Operating income by business areas

E&P 3,000 +12.2% 1,500 2,638 2,352 0 2003 2004 R&M 1,800 +63.2% 900 1,629 1,196 0 2003 2004 Chemicals 300 36.2% 150 253 155 0 2003 2004 G&P 300 +29.2% 150 274 212 0 2003 2004

Million euro

Gas & Power 36

Extraordinary Items

Total extraordinary items in the quarter were -667 M€:

-411 M€: Provisions for fiscal contingencies in Spain and Latin America -229 M€: Asset and Contract depreciation -220 M€: Other provisions for legal claims in Argentina, labour restructuring and pensions, etc +193M€: Revision of ceiling test provisions, asset sales

Results 37

Net Debt Variation of 2004

5,500

404

691

Working Capital & oher

863

1,881

604

2,750

5,047 4,920

YPF 2003 tax payment

0

December, 31 December, 31

EXCHANGE NET CASH FLOW DIVIDENDS

2003 WORKING 2004

RATE – NET

CAPITAL &

DIFFERENCES INVESTMENTS

OTHER

(*) Excluding financial investments or divestments that don’t affect net debt.

Million Euro

Financial Evolution 38

Financial Expense

Net Interest Expenses

500

-21.5%

250

447

351

0

2003 2004

Financial Result

120

-40.0%

60 105

447

0

4Q 03 4Q 04

Million Euro

Financial Evolution 39

Financial Ratios

31 Dec 30 Sep 31 Dec

2003 2004 2004

NET DEBT 5,047 5,598 4,920

BOOK CAPITALIZATION 23,072 25,346 23,777

NET DEBT / BOOK CAPITALIZATION (%) 21.9 22.1 20.7

EBITDA 6,156 5,144 7,058

NET DEBT / EBITDA (X) 0.82 0.82 0.70

NET CASH-FLOW 4,477 3,794 5,367

NET CASH-FLOW / NET DEBT (%) 88.7 90.4 109.1

NET INTEREST EXPENSES 447 257 351

EBITDA / NET INTEREST (X) 13.8 20.0 20.4

Million euro

Financial Evolution 40

IFRSs: A New Accounting Metric

Fully detailed presentation on March 31st 2005

Important effects for Repsol YPF, primarily due to treatment of:

Deferred taxes (IAS 12) Goodwill amortization (IFRS 3)

Provisions for asset depreciation (IAS 36) Valuation of financial instruments (IAS 39)

OUTCOME:

Reduction of shareholders equity and capital employed Increase in net income Increase in return metrics (ROCE, ROE, …)

International Financial Reporting Standards 41

4th QUARTER & FULL YEAR 2004 RESULTS

Investor Relations

USA Spain

410 Park Avenue, Suite 440 Pº Castellana 278-280

New York 10022 28046 Madrid (Spain)

Tlf: +1 212 588 1087 Tlf: 34 913 48 55 48

Fax: +1 212 355 0910 Fax: 34 913 48 87 77

E-mail: INVERSORES@repsolypf.com Website: www.repsolypf.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	March 1, 2005	By:	/s/ Luis Mañas
		Name:	Luis Mañas
		Title:	Chief Financial Officer